LIXTE BIOTECHNOLGY HOLDINGS, INC.

248 Route 25A, No.2

East Setauket, NY 11733

November 19.2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Lixte Biotechnology Holdings, Inc.
Registration Statement on Form S-1 (Reg. No. 333-248588)

Ladies and Gentlemen:

On behalf of Lixte Biotechnology Holdings, Inc., the undersigned hereby (a) withdraws the previous request that the above referenced Registration Statement be declared effective on Thursday November 19, 2020 and (b) requests that the Securities and Exchange Commission issue an order declaring the Registration Statement effective at 4:00 P.M., Washington, D.C. time, on Monday November 23,2020 or as soon thereafter as is practicable. This will confirm that no securities have been sold pursuant to the Registration Statement. Please call our counsel, David Ficksman, at 310-789-1290 to inform him of the effectiveness.

Very truly yours,

/s/ John Kovach
John Kovach
President and Chief Executive Officer